Exhibit (d)(4)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA FUNDS TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit
	(as a percentage of average net assets)

			Share Classes

Name of Fund1	A	C	I	R	R6	W

Voya Strategic Income	1.15%	1.90%	0.72%	1.40%	0.60%	0.90%
Opportunities Fund

Initial Term Expires August 1, 2017
Initial Term for Class R6 Expires
August 1, 2019

Effective Date: May 1, 2023, to reflect the removal of Class P and Class P3 shares.

1This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.